Exhibit 99.3

POLYMET MINING CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

As at December 31, 2018 and 2017
And for the twelve months ended December 31, 2018
and eleven months ended December 31, 2017

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

General

The following information, prepared as at March 28, 2019 should be read in conjunction with the audited consolidated financial statements of PolyMet Mining Corp. and its subsidiaries (together “PolyMet” or the “Company”) as at December 31, 2018 and December 31, 2017 and for the twelve months ended December 31, 2018 and eleven months ended December 31, 2017 and related notes attached thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All amounts are expressed in United States (“U.S.”) dollars unless otherwise indicated.

Change of the Financial Year End

On December 7, 2017, the Company’s Board of Directors approved a change of the financial year end from January 31 to December 31.  The Company’s transition year consisted of an eleven-month period ended on December 31, 2017.  For additional information see the Notice filed on SEDAR.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”). These statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions.

The forward-looking statements contained in this MD&A are based on assumptions, which include, but are not limited to:
●	Obtaining and maintaining permits;
●	Raising the funds necessary to develop the NorthMet Project and continue operations;
●	Execution of prospective business plans; and
●	Complying with applicable government regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in the Annual Information Form.  These risks, uncertainties and other factors include, but are not limited to:
●	Changes in general economic and business conditions, including changes in interest rates and exchange rates;
●	Changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
●	Natural phenomena;
●	Actions by governments and authorities including changes in government regulation;
●	Uncertainties associated with legal proceedings; and
●	Other factors, many of which are beyond the Company’s control.

All forward-looking statements included in this MD&A are based on information available to the Company on the date of this MD&A.  The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation.  Readers should not place undue reliance on forward-looking statements.  Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Cautionary note to U.S. investors: The terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms.  Mineral Resources do not have demonstrated economic viability.  It cannot be assumed that all or any part of a Mineral Resource will be upgraded to Mineral Reserves.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies.  U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Summary of Business

PolyMet is a TSX and NYSE American listed Issuer engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which hosts copper, nickel, cobalt, gold, silver and platinum group metal mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex.  An updated technical report and feasibility study published in March 2018 confirmed the technical and economic viability, positioning NorthMet as the most advanced of the four main deposits in the Duluth Complex: namely, from west to east, NorthMet, Mesaba, Serpentine and Maturi.

The Erie Plant is located about six miles west of the NorthMet ore body and comprises a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet ore body, tailings storage facilities, 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and lands to the east and west of the existing tailings storage facilities.

Upon completion of the land exchange on June 28, 2018, PolyMet now controls surface rights to approximately 19,050 acres or 30 square miles of contiguous surface rights stretching from west of the Erie Plant to east of the proposed East Pit at NorthMet.

PolyMet received its Permit to Mine from the State of Minnesota on November 1, 2018, a crucial permit for construction and operation of the NorthMet Project.  The Minnesota Department of Natural Resources (“MDNR”) also issued all other permits for which the Company had applied including dam safety, water appropriations, takings, and public waters work permits, along with Wetlands Conservation Act approval.

In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency (“MPCA”) on December 18, 2018.  Further, PolyMet received the federal Record of Decision and wetlands permit from the U.S. Army Corps of Engineers (“USACE”) on March 21, 2019, which is the last key permit or approval needed to construct and operate the NorthMet Project.

See additional discussion below.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Summary of Recent Events and Outlook

Highlights and recent events
PolyMet made significant progress during 2018 and 2019 to date.  Notably the Company received all key permits and approvals required to construct and operate NorthMet and secured title to the surface rights over and around the NorthMet mineral rights.  PolyMet also released an updated technical report which included an assessment of higher potential production scenarios, and secured additional financing to complete permitting, including required wetland credits and financial assurance, and advance final engineering and other activities to facilitate the transition to construction.

More specifically:
●
In March 2019, the Company received the federal Record of Decision and wetlands permit from the U.S. Army Corps of Engineers (“USACE”), which is the last key permit or approval needed to construct and operate the NorthMet Project;

●
In March 2019, the Company and Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”) agreed to extend the term of outstanding debentures to provide the Company time to prepare for and complete a rights offering by June 30, 2019, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt (see “Financing Activities” section below);

●	In December 2018, the Company received all MPCA permits for NorthMet for which the Company had applied, including air and water permits;
●
In November 2018, the Company received all MDNR permits for NorthMet for which the Company had applied, including the Permit to Mine, dam safety, water appropriations and public waters work permits along with Wetland Conservation Act approval;

●
In June 2018, the Company and U.S. Forest Service (“USFS”) completed the federal land exchange giving PolyMet title and control over both surface and mineral rights in and around the NorthMet ore body;

●
In March 2018, the Company issued an Updated Technical Report under NI 43-101 incorporating process improvements, project improvements and environmental controls described in the Final Environmental Impact Statement and draft permits.  The update also included detailed capital costs, operating costs, and economic valuations for the mine plan being permitted,  as well as discussion of potential future opportunities; and

●
In March 2018, the Company and Glencore agreed to extend the term of outstanding debentures until March 31, 2019 or certain events (see “Financing Activities” section below), reduce the interest rate on the outstanding debentures, and make available up to $80 million in additional funding.    Proceeds are being used to complete permitting, purchase wetland credits, advance detailed engineering and perform certain early works to prepare the site for construction.

Net cash used in operating and investing activities during the twelve months ended December 31, 2018 was $63.155 million.  Primary activities during the period were related to permitting the NorthMet Project, including purchase of wetland credits, funding a cash trust, and reimbursement to the state of Minnesota for its internal staff and contractor costs.  Other spending related to engineering and studies, early works to prepare the site for construction, maintaining existing infrastructure, financing, and general corporate purposes.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Goals and Objectives for the Next Twelve Months
PolyMet’s objectives include:

●	Maintain political, social and regulatory support for the project;
●	Finalize Project optimization plan;
●	Finalize of Project implementation plan;
●	Strengthen balance sheet through restructuring or repaying outstanding debt; and
●	Execution of construction finance, subject to typical conditions precedent.

The Company is in discussions with commercial banks and other sources of debt and equity finance sufficient to fund construction of the Project.  Construction and ramp-up to commercial production is anticipated to take approximately twenty-four to thirty months from receipt of construction funding.

See additional discussion in the “Liquidity and Capital Resources” section below.

Detailed Description of Business

Asset Acquisitions
In November 2005, the Company acquired the Erie Plant, which is located approximately six miles west of the NorthMet deposit and includes crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water and power.   The plant was managed by Cliffs Erie LLC, a subsidiary of Cleveland-Cliffs Inc. (together “Cliffs”) for many years and was acquired by Cliffs from LTV Steel Mining Company (“LTV”) after LTV’s bankruptcy, at which time the plant was shut down with a view to a potential restart.

Plans are to refurbish, reactivate and, as appropriate, update the crushing, concentrating and tailings storage facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals – platinum, palladium, gold and silver.  Once commercial operations are established, the Company may install an autoclave to upgrade nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.

In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide a railroad connection linking the NorthMet deposit and the Erie Plant.  The transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and land to the east and west of the existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions.  In April 2010, Cliffs entered into a consent decree with the MPCA regarding short-term and long-term environmental mitigation.  Field studies were completed in 2010 and 2011 and short-term mitigations approved by the MPCA were initiated in 2011.  In April 2012, long-term mitigation plans were submitted to the MPCA and in October 2012, the MPCA approved plans for pilot tests of various treatment options to determine the best course of action.  Although there is substantial uncertainty related to applicable water quality standards and engineering scope, the October 2012 response from the MPCA, subsequent communications amongst the MPCA, Cliffs and the Company, and closure plans reflected in the Permit to Mine support the long-term mitigation plans included in the Company’s environmental rehabilitation provision.

In June 2018, the Company acquired surface rights over the NorthMet deposit through a land exchange with the USFS using land the Company previously owned.  With the exchange, PolyMet has total surface rights, including ownership and other use and occupancy rights, to approximately 19,050 contiguous acres or 30 square miles of land including the land at the mine and processing sites, the transportation corridor connecting those sites, and buffer lands.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Mineral rights in and around the NorthMet orebody are held through two mineral leases with RGGS Land & Minerals Ltd., L.P. (“RGGS”) and LMC Minerals ("LMC").  The RGGS lease covers 5,123 acres. Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations. The LMC lease covers 120 acres that are encircled by the RGGS property. Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  Lease payments to both lessors are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.

Feasibility Study, Mineral Resources and Mineral Reserves
PolyMet published an updated Technical Report under NI 43-101 dated March 26, 2018 incorporating process improvements, Project improvements and environmental controls described in the Final EIS and draft permits.  The update also includes detailed capital costs, operating costs and economic valuations for the mine plan being permitted.  Preliminary economic assessments for higher production scenarios were also presented.  Proven and probable mineral reserves are estimated to be 254.7 million short tons grading 0.294% copper, 0.084% nickel, 80 ppb platinum, 268 ppb palladium, 39 ppb gold, 74.42 ppm cobalt, and 1.06 ppm silver.  These mineral reserves lie within measured and indicated mineral resources of an estimated 649.3 million short tons grading 0.245% copper, 0.074% nickel, 65 ppb platinum, 221 ppb palladium, 33 ppb gold, 71 ppm cobalt, and 0.91 ppm silver. The mineral reserve estimates are based on metal prices of $2.93 per pound copper, $6.50 per pound nickel, $13.28 per pound cobalt, $734 per ounce palladium, $1,286 per ounce platinum, $1,263 per ounce gold and $19.06 per ounce silver.   The mineral resource estimates are based on metal prices of $3.30 per pound copper, $8.50 per pound nickel, $13.28 per pound cobalt, $734 per ounce palladium, $1,286 per ounce platinum, $1,263 per ounce gold and $19.06 per ounce silver. Metal recovery factors are applied to each metal based on recovery curves developed. The net smelter return cutoff was set at $7.98 per ton for mineral reserves and $7.35 per ton for mineral resources and include processing, general and administrative, and water treatment costs.  See additional details in the Company’s most recent Annual Information Form or the Company’s NorthMet Project Form NI 43-101F1 Technical Report dated March 26, 2018, both filed on SEDAR and EDGAR.

Environmental Review and Permitting
In November 2015, the MDNR, USACE, and USFS published the Final EIS and in March 2016, the MDNR issued its decision that the Final EIS met the requirements under the Minnesota Environmental Policy Act.

In November 2018, the Company received all final MDNR permits for which the Company had applied, including the Permit to Mine, dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetland Conservation Act approval.

In December 2018, the Company received all final MPCA permits for which the Company had applied, including the water quality permit, air emission quality permit, and Section 401 Certification.

Legal challenges were filed in the Minnesota Court of Appeals during 2018 and through March 28, 2019 contesting various aspects of the MDNR and MPCA decisions.  PolyMet is a co-respondent in all suits.

In March 2019, the Company received the federal Record of Decision and wetlands permit from the USACE, which is the last key permit or approval needed to construct and operate the NorthMet Project.

USFS Land Exchange
In January 2017, the USFS issued its Final ROD authorizing the land exchange which stated the land exchange eliminates a fundamental conflict between the rights that PolyMet has as a result of control of the mineral rights and the USFS position on those rights which otherwise could result in litigation that has no certain outcome and could set a judicial precedent regarding other lands acquired in the same deed under the Weeks Act.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Four legal challenges, which have since been consolidated into one proceeding, were filed during 2017 contesting various aspects of the land exchange Final ROD.  PolyMet is a co-defendant with the USFS in this proceeding.  Motions were filed by PolyMet to dismiss each of these suits for lack of standing.  In August 2017, the U.S. District Court for the District of Minnesota denied WaterLegacy’s motion for a preliminary injunction to stop the land exchange from proceeding while the WaterLegacy suit was pending.

In June 2018, the Company and USFS exchanged titles to federal and private lands, completing the land exchange giving the Company control over both surface and mineral rights in and around the NorthMet ore body and consolidating the Superior National Forest’s land holdings in northeast Minnesota.

Financing Activities

Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

●
Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering; and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement;

●	Convertible debt (“Glencore Convertible Debt”) – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches; and
●
Non-convertible debt (“Glencore Non-Convertible Debt”) – five separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; $14.0 million initial principal secured debentures in calendar 2016 drawn in four tranches; $20.0 million initial principal secured debentures in calendar 2017 drawn two tranches; and $80.0 million initial principal secured debenture in calendar 2018 drawn in four tranches with the fifth tranche in the amount of $15.0 million cancelled subsequent to year end.  See additional details below.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at December 31, 2018 comprises:
●	92,836,072 shares representing 28.9% of PolyMet's issued shares (December 31, 2017 – 92,836,072);
●
Glencore Convertible Debt exchangeable through the exercise of an exchange warrant (“Exchange Warrant”) at $1.2696 per share into 44,303,743 common shares of PolyMet (including capitalized and accrued interest as at December 31, 2018) and where the exercise price and the number of shares issuable are subject to conventional anti-dilution provisions;

●
Warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until March 31, 2019, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Exercise Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions;

●
Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration at the Company’s option provided all permits necessary to construct NorthMet have been received (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions; and

●
Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 151,278,442 common shares of PolyMet, representing 39.8% on a partially diluted basis, that is, if no other options or warrants were exercised or 36.1% on a fully diluted basis, if all other options and warrants were exercised as at December 31, 2018.

On March 23, 2018, the Company amended its financing arrangement with Glencore.  The maturity date of the Convertible Debt and the Non-Convertible Debt was extended to the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when the Company elects to repay the debt early and demonstrates that such repayment is prudent.   The interest rate was reduced from 12-month US dollar LIBOR plus 15.0% to 12-month US dollar LIBOR plus 10.0% effective April 1, 2018.  The convertibility of the Convertible Debt was extended to March 31, 2019 and 6,458,001 purchase warrants were reissued with an expiration date of March 31, 2019 and an exercise price of $0.8231 per share, both of which were approved by the NYSE American and TSX.  All other terms of both the debentures and the warrants described above remain unchanged.

In addition, the Company agreed to issue to Glencore secured debentures with a total principal amount of up to $80 million at the Company’s option.  The debentures bear interest at twelve month US dollar LIBOR plus 10.0% and if issued, are due on the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when the Company elects to repay the debt early and demonstrates that such repayment is prudent, on which date all principal and interest accrued to such date will be due and payable.  The Tranche P Debenture in the amount of $20.0 million was issued on May 7, 2018.  The Tranche Q Debenture in the amount of $15.0 million and Tranche T Debenture in the amount of $10 million were issued on October 25, 2018.  The Tranche S Debenture in the amount of $20.0 million was issued on December 18, 2018.  Under the extension agreement and repayment plan agreed subsequent to December 31, 2018 (see below), the commitment to issue Tranche R in the amount of $15.0 million was cancelled.

On March 22, 2019, the Company entered into an extension agreement with Glencore with respect to the secured convertible and non-convertible debt set to mature on March 31, 2019.  Glencore agreed to extend the maturity date of the debt initially to May 10, 2019 to provide the Company time to prepare for and launch a rights offering, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt.  Provided the Company has achieved certain milestones in respect of the rights offering by that date, Glencore will further extend the maturity date of the debt to June 30, 2019 to provide the Company with additional time to complete and close the offering.  In connection with the extension agreement, the Company has also agreed to issue 6,458,001 additional purchase warrants at current market prices to Glencore and to make certain amendments to the existing exchange warrants held by Glencore, both subject to applicable stock exchange approval.

Land Financing

During the twelve months ended December 31, 2018 the Company issued 128,750 shares (December 31, 2017 – 396,616 shares) to maintain land purchase options with the shares valued at $0.123 million (December 31, 2017 - $0.256 million).

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Summary of Quarterly Results
(All figures in thousands of U.S. dollars except loss per share)

	Period Ended
	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Oct 31, 2017	Jul 31, 2017	Apr 30, 2017
General and Administrative	(1,529)	(1,262)	(1,509)	(2,770)	(1,584)	(1,193)	(2,080)	(1,268)
Other Income (Expenses)	(1,380)	(426)	(1,147)	(5,020)	(350)	(1,058)	(608)	(1,957)
Loss for the Period	(2,909)	(1,688)	(2,656)	(7,790)	(1,934)	(2,251)	(2,688)	(3,225)
Loss per Share (1)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)
Cash used in operating activities	(1,804)	(512)	(1,164)	(2,322)	(748)	(914)	(1,454)	(1,874)
Cash provided by (used) by financing activities	45,500	61	19,723	4,804	-	14,917	-	-
Cash used in investing activities	(36,794)	(10,178)	(5,383)	(4,998)	(3,569)	(6,997)	(6,166)	(4,937)

(1)	Loss per share amounts may not reconcile due to rounding differences.

The loss for the period includes share-based compensation for the period ended:

December 31, 2018 - $0.105 million	December 31, 2017 - $0.223 million
September 30, 2018 - $0.182 million	October 31, 2017 - $0.283 million
June 30, 2018 - $0.276 million	July 31, 2017 - $0.672 million
March 31, 2018 - $1.179 million	April 30, 2017 - $0.140 million

Results fluctuate from period to period based on NorthMet development, corporate activities, and non-cash items.   Additional discussion of significant items is included below.

Three months ended December 31, 2018 compared to two months ended December 31, 2017

Focus during the current year period was on permitting the NorthMet Project, maintenance of existing infrastructure, early works to prepare the site for construction, and financing.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $2.909 million ($0.01 loss per share) compared to a loss of $1.934 million ($0.01 loss per share) during the prior year period. The increase in net loss was primarily due to a non-cash loss on revaluation of the EIP receivable in the current year period.

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $1.804 million compared to cash used during the prior year period of $0.748 million.  The increase was primarily due to legal and financial instrument costs tied to receipt of final state permits.

Cash provided by financing activities during the current year period was $45.500 million compared to cash provided during the prior year period of $nil million.  The increase was due to debenture funding with the remainder reflecting the exercise of warrants and share options.

Cash used in investing activities during the current year period was $36.794 million compared to cash used during the prior year period of $3.569 million.  The increase was primarily due to a $10 million restricted cash contribution to the environmental rehabilitation trust required under the Permit to Mine and a $18 million purchase of wetland credits required by the USACE 404 wetlands permit.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Including the effect of foreign exchange, total cash on hand increased during the current year period by $6.895 million to $13.857 million compared to the prior year period where cash increased $4.317 million to $6.931 million.

c) Capital Expenditures for the Period:

During the current year period the Company capitalized $13.966 million of mineral property, plant, and equipment costs primarily related to the acquisition, development and preservation of the NorthMet Project and other fixed assets as compared to reversing $0.573 million during the prior year period.  The increase in capital expenditures was primarily due to early works to prepare the site for construction and prior year reduction to the environmental rehabilitation provision to reflect closure plans in the Permit to Mine application.  The Company also capitalized $17.950 million of intangibles during the current year period compared to $nil during the prior year period.  The increase was due to purchase of wetland credits required by the USACE 404 wetlands permit.

Selected Annual Financial Information
(All figures in thousands of U.S. dollar except loss per share)

For the Periods Ended	Twelve months ended December 31, 2018	Eleven months ended December 31, 2017	Twelve months ended January 31, 2017
Revenue	-	-	-
Net Loss	(15,043)	(10,098)	(9,229)
Basic and Diluted Loss Per Share	(0.05)	(0.03)	(0.03)
Total Assets	485,629	409,042	389,049
Convertible and Non-Convertible Debt	235,467	141,335	107,906
Total Shareholders’ Equity	185,042	198,675	207,329

The loss for the fiscal year includes share-based compensation expense of:
December 31, 2018 - $1.742 million
December 31, 2017 - $1.318 million
January 31, 2017 - $1.808 million

Twelve months ended December 31, 2018 compared to eleven months ended December 31, 2017

Focus during the current year was on environmental permitting for the NorthMet Project, maintenance of existing infrastructure, early works to prepare site for construction, and financing.

a) Loss for the Year:

During the current year, the Company incurred a loss of $15.043 million ($0.05 loss per share) compared to a loss of $10.098 million ($0.03 loss per share) during the prior year.  The increased net loss was due to a non-cash charge on debenture refinancing in the current year.

b) Cash Flows for the Year:

Cash used in operating activities during the current year was $5.802 million compared to cash used during the prior year of $4.990 million. The increase was primarily due to legal and financial instrument costs tied to receipt of final state permits.

Cash provided by financing activities during the current year was $70.088 million compared to cash provided during the prior year of $14.917 million. The increase is primarily due to additional non-convertible loan funding in the current year.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Cash used in investing activities during the current year was $57.353 million compared to cash used during the prior year of $21.669 million. The increase was primarily due to a $10 million restricted cash contribution to the environmental rehabilitation trust required under the Permit to Mine and a $21 million purchase of wetland credits required by the USACE 404 wetlands permit.

Including the effect of foreign exchange, total cash on hand increased during the current year by $6.926 million to $13.857 million compared to the prior year where cash decreased $11.741 million to $6.931 million.

c) Capital Expenditures for the Year:

During the current year the Company capitalized $38.343 million (prior year - $30.292 million) of mineral property, plant, and equipment costs related to the development and preservation of the NorthMet Project and other fixed assets.  The increase largely reflects a prior year reduction to the environmental rehabilitation provision to reflect closure plans in the Permit to Mine application.  The Company also capitalized $21.055 million of intangibles during the current year compared to $3.130 million during the prior year.  The increase is due to purchase of wetland credits required by the USACE 404 wetlands permit.

Eleven months ended December 31, 2017 compared to twelve months ended January 31, 2017

Focus during the eleven months ended December 31, 2017 was on environmental permitting process for the NorthMet Project, maintenance of existing infrastructure and financing.

a) Loss for the Year:

During the eleven months ended December 31, 2017, the Company incurred a loss of $10.098 million ($0.03 loss per share) compared to a loss of $9.229 million ($0.03 loss per share) during the twelve months ended January 31, 2017.  The increased net loss was due to a non-cash charge on disposal of intangibles and land in the eleven months ended December 31, 2017.

b) Cash Flows for the Year:

Cash used in operating activities during the eleven months ended December 31, 2017 was $4.990 million compared to cash used during the twelve months ended January 31, 2017 of $5.463 million. The variance in cash is primarily due to the eleven months ended December 31, 2017 being one month shorter.

Cash provided by financing activities during the eleven months ended December 31, 2017 was $14.917 million compared to cash provided during the twelve months ended January 31, 2017 of $37.248 million. The eleven months ended December 31, 2017 includes $14.917 million in net proceeds from funding of the non-convertible loan. The twelve months ended January 31, 2017 includes $28.535 million in share issuance proceeds and $13.943 million in non-convertible loan funding partially offset by $5.111 million debt repayment.

Cash used in investing activities during the eleven months ended December 31, 2017 was $21.669 million compared to cash used during the twelve months ended January 31, 2017 of $23.363 million. The decrease was primarily due to decreased environmental technical support as the permitting process winds down and the eleven months ended December 31, 2017 being one month shorter.

Including the effect of foreign exchange, total cash on hand decreased during the eleven months ended December 31, 2017 by $11.741 million to $6.931 million compared to the twelve months ended January 31, 2017 where cash increased $8.418 million to $18.674 million.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

c) Capital Expenditures for the Year:

During the eleven months ended December 31, 2017 the Company capitalized $30.292 million (twelve months ended January 31, 2017 - $43.264 million) of mineral property, plant, and equipment costs primarily related to the development and preservation of the NorthMet Project.  The decrease largely reflects a reduction to the environmental rehabilitation provision to reflect closure plans in the Permit to Mine application.

Liquidity and Capital Resources

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.  As at December 31, 2018, PolyMet had cash of $13.857 million and a working capital deficiency of $225.359 million primarily due to the $56.984 million secured convertible debt and $178.483 million secured non-convertible debt due to Glencore being classified as a current liability. Subsequent to year end, the Company entered into an agreement with Glencore to extend the maturity date of the secured convertible and non-convertible debt to provide the Company time to prepare for and complete a rights offering by June 30, 2019, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt. See additional details in the “Financing Activities” section above.

Management believes, based upon the underlying value of the NorthMet Project, the receipt of all permits necessary to construct and operate the NorthMet Project, the history of support from its shareholders and the ongoing discussions with investment banks and investorspotential financiers, that financing will continue to be available allowingto allow the Company to complete the development of NorthMet and generate future profitable operations.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.  Factors that could affect the availability of financing include the state of debt, equity, and environmental bonding markets, investor perceptions and expectations and the market for metals expected to be produced from the NorthMet Project.

The Company is in discussions with commercial banks and other sources of debt and equity finance sufficient to fund construction of the Project.  Construction and ramp up to commercial production is anticipated to take approximately twenty-four to thirty months from receipt of construction funding.

In addition to items described elsewhere in the financial statements, as at December 31, 2018, the Company had firm commitments related to financial assurance obligations, compliance, land options, and rent of approximately $16.4 million with approximately $0.4 million due over the next year and the majority due a period of three to ten years.

The following table lists the known contractual obligations as at December 31, 2018:

Contractual Obligations	Carrying Value	Contractual Cash flows	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accruals	$4,013	$4,013	$4,013	$-	$-	$-
Convertible debt	56,984	58,077	58,077	-	-	-
Non-convertible debt	178,483	184,698	184,698	-	-	-
Firm commitments	-	16,413	388	25	4,000	12,000
Total	$239,480	$263,201	$247,176	$25	$4,000	$12,000

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Financial Instruments and Risk Management

The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

The only financial instrument measured at fair value subsequent to recognition is the EIP receivable which is measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $1.912 million (December 31, 2017 - $2.883 million) and an amount classified within accounts payable and accruals representing expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.371 million (December 31, 2017 - $0.439 million).

The fair values of cash and restricted cash deposits, other current amounts receivable, and accounts payable and accruals approximate their carrying amounts due to their short-term nature.  Convertible debt and non-convertible debt are classified at amortized cost, and the carrying amount approximates fair value.  The Company believes this is appropriate as the maturity date is twelve months or less.

Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk.  Reflecting the current stage of development of the Company’s NorthMet Project, the overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of executive management.  Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

Currency Risk
The Company incurs expenditures in Canada and the United States.  The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.  Foreign exchange risk arises because the amount of Canadian dollar cash, amounts receivable, or accounts payable and accrued liabilities will vary in U.S. dollar terms due to changes in exchange rates.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

As the majority of the Company’s expenditures are in U.S. dollars, the Company has kept a significant portion of its cash in U.S. dollars.  The Company has not hedged its exposure to currency fluctuations as the exposure to currency risk is currently insignificant.

Interest Rate Risk
Interest rate risk arises from interest paid on floating rate debt and interest received on cash and liquid short-term deposits.  The Company has not hedged any of its interest rate risk.  The Company currently capitalizes to qualifying assets the majority of interest charges, and therefore the risk exposure is primarily on cash interest payable and net earnings in relation to the subsequent depreciation of capitalized interest charges.

The Company was exposed to interest rate risk through the following assets and liabilities:
	December 31, 2018	December 31, 2017
Cash and restricted cash deposits	24,143	$6,931
Convertible debt	56,984	49,067
Non-convertible debt	178,483	$92,268

Based on the above net exposures, as at December 31, 2018, a 1% change interest rates would have impacted the Company’s loss by approximately $0.241 million and carrying value of convertible and non-convertible debt by approximately $2.355 million.

Credit Risk
Credit risk arises on cash and restricted cash deposits held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable.  The maximum exposure to credit risk is equal to the carrying value of the financial assets of $26.735 million.

The Company’s cash and restricted cash deposits are primarily held through large Canadian and United States financial institution.

Liquidity Risk
Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and managing convertible and non-convertible debt.  See additional discussion in the “Liquidity and Capital Resources” section above.

Capital Management
The Company’s capital management objective is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property.  In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and non-convertible debt.  The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.  The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors.  The budgets are approved by the Company’s Board of Directors.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Although the Company expects to have the necessary resources to carry out its plans and operations through December 31, 2019, it does not currently have sufficient capital to complete the development of NorthMet and generate future profitable operations and is in discussions to arrange sufficient capital to meet these requirements.  During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project.  See additional discussion in the “Liquidity and Capital Resources” section above.

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Twelve months ended December 31, 2018 (1)	Eleven months ended December 31, 2017 (1)
Salaries and other short-term benefits	1,956	$1,898
Other long-term benefits	44	42
Share-based payment (3)	1,680	836
Total	3,680	$2,776

(1)
Twelve months ended December 31, 2018 includes Directors (Dennis Bartlett, Jonathan Cherry, Mike Ciricillo, David Dreisinger, W. Ian L. Forrest, Helen Harper, Alan Hodnik, Stephen Rowland, and Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan, and Bradley Moore).

(2)
Eleven months ended December 31, 2017 includes Directors (Dennis Bartlett, Jonathan Cherry, Mike Ciricillo, Matthew Daley, David Dreisinger, W. Ian L. Forrest, Helen Harper, Alan Hodnik, Stephen Rowland, and Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan, Douglas Newby, and Bradley Moore).

(3)	Share-based payment represents the amount capitalized or expensed during the period.

There are agreements with senior management (Jonathan Cherry, Patrick Keenan, Bradley Moore) containing severance provisions for termination without cause or in the event of a change in control.  No other PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore’s 28.9% ownership it is also a related party.  In addition to the transactions described in the “Financing Activities” section above, the Company has also entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the year ended December 31, 2018, the Company recorded $0.070 million (December 31, 2017 - $nil) for services under this agreement.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  These critical accounting estimates require management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates used in the preparation of the consolidated financial statements are as follows:

Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money.

The Company’s estimates of its ultimate environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability, changes in operating plans, or changes in cost estimates.  The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

The Company’s provision for environmental rehabilitation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability.

Critical Accounting Judgments

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting judgments.  These critical accounting judgments require management to make judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting judgments used in the preparation of the consolidated financial statements are as follows:

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, including mineral property, plant and equipment, and intangible are reviewed at each reporting date or when events or changes in circumstances occur that indicate the asset may not be recoverable to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal.  In assessing value in use, the estimated future cash flows are  discounted to their  present value using a  pre-tax discount  rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

The Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount. Internal sources of information the Company considers include indications of economic performance of the asset.

No impairment indicators were identified on the mineral property, plant and equipment or intangible for the twelve months ended December 31, 2018 or eleven months ended December 31, 2017.

Going concern assumptions

The Company must assess its ability to continue as a going concern and prepare financial statements on a going concern basis unless it either intends to liquidate or cease trading or has no realistic alternative but to do so.  In assessing whether the going concern assumption is appropriate, the Company takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

Change in Accounting Policies

On January 1, 2018, the Company adopted the following new accounting standards that were previously issued by the IASB. Certain other new standards and interpretations have been issued and were effective as of January 1, 2018 but did not have a material impact on the Company’s financial statements and are therefore not discussed below.

The accounting policies discussed below reflect the Company’s adoption of IFRS 9 - Financial Instruments, effective January 1, 2018, and IFRS 16 - Leases, which had an effective date of January 1, 2019 but for which the company early adopted as of January 1, 2018. For the eleven months ended December 31, 2017, the Company applied policies based on IAS 39 and IAS 17 and the effects of the transition from IAS 39 to IFRS 9 and from IAS 17 to IFRS 16 are described below.

IFRS 9 – Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. This standard replaces parts of IAS 39 - Financial Instruments: Recognition and Measurement.  The Company adopted IFRS 9 effective January 1, 2018 on a retrospective basis without restating prior period comparatives.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

IFRS 9 requires financial assets to be classified into the following measurement categories: fair value through profit and loss, fair value through other comprehensive income, and those measured at amortized cost. The determination is made at initial recognition.  On transition, the EIP receivable previously classified as available-for-sale and measured at fair value through other comprehensive income was re-classified as fair value through profit or loss with changes in fair value recognized in the statement of loss instead of through other comprehensive loss. Adoption resulted in re-classification of $0.210 million to the opening deficit from accumulated other comprehensive loss for cumulative gains on the EIP receivable.  The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for the Company’s financial assets as at January 1, 2018:

Financial assets	2017 classification under IAS 39	2018 classification under IFRS 9

Cash	Loans and receivable	Amortized cost
Amounts receivable	Loans and receivable	Amortized cost
Amounts receivable	Available-for-sale	Fair value through profit or loss

For financial liabilities, the standard retains most of the IAS 39 requirements, except as it relates to modifications of liabilities. Under IAS 39, when an entity modified a financial liability, it would decide whether this modification was significant enough to constitute an extinguishment. If the modification was considered an extinguishment of the initial debt, the new modified debt was recorded at fair value and a gain/loss recognized in the statement of loss for the difference between the carrying amount of the old debt and the fair value of the new debt. This extinguishment accounting remains the same under IFRS 9.  However, accounting differs where the change was not significant enough to be an extinguishment. Under IAS 39, modifications would not lead to an immediate income charge, whereas, under IFRS 9, the cash flows under the modified debt are discounted using the original effective interest rate of the instrument with an immediate income charge.  Adoption resulted in a $2.159 million adjustment to increase the opening deficit as at January 1, 2018 and increase the carrying value of the convertible and non-convertible debt.  This reflects accounting for prior year modifications to the outstanding debentures under the new standard.

IFRS 16 – Leases

IFRS 16 replaces IAS 17 – Leases.  The new standard requires capitalization of certain leases by the leasee and results in accounting treatment similar to finance leases under IAS 17 - Leases. Exemptions for leases of very low value or short duration leases are applicable. The new standard results in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expenses is aligned in the statement of earnings with depreciation, and an interest expense component recognized for each lease, in line with finance lease accounting under IAS 17 - Leases.

The Company early adopted IFRS 16 effective January 1, 2018 on a modified retrospective basis without restating prior period comparatives.  As a result, the Company recorded a $0.211 million lease asset and corresponding lease liability for the one qualifying office lease that has been recognized over the remaining term.  The Company’s other leases are leases to explore mining rights, which are excluded from IFRS 16’s scope.

The following table summarizes the impact of adopting IFRS 9 - Financial Instruments and IFRS 16 - Leases.

Consolidated Balance Sheet Impact	Dec 31, 2017	IFRS 9	IFRS 16	Jan 1, 2018
Mineral Property, Plant and Equipment	$395,205	$-	$211	$395,416
Accounts Payable and Accruals	3,630	-	211	3,841
Convertible Debt	49,067	1,346	-	50,413
Non-Convertible Debt	92,268	813	-	93,081
Equity Reserves	60,505	(210)	-	60,295
Deficit	$(132,497)	$(1,949)	$-	$(134,446)

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:  Unlimited common shares without par value.

The following table summarizes the outstanding share information as at March 22, 2019:

Type of Security	Number Outstanding	Weighted Average Exercise Price
Issued and outstanding common shares	322,157,863	$ -
Restricted share units	4,091,673	$ -
Share options	25,082,002	$ 0.91
Share purchase warrants	27,189,713	$ 0.95
Convertible debt including capitalized interest	44,303,743	$ 1.27

As at December 31, 2018, the Company had obligations to issue up to 3,640,000 shares under the Company’s bonus share incentive plan upon achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet.  At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved the bonus shares for Milestone 4.  Regulatory approval is required prior to issuance of these shares.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties.  Only those persons who can bear the risk of the entire loss of their investment should participate.  An investor should carefully consider the risks described in PolyMet’s Annual Information Form for the year ended December 31, 2018 and other information filed with both the Canadian and United States securities regulators before investing in the Company’s common shares.  The risks described in PolyMet’s Annual Information Form are not the only ones faced.  Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business.  If any of the risks described in PolyMet’s Annual Information Form for the year ended December 31, 2018 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the US Exchange Act and the rules of the Canadian Securities Administrators as at December 31, 2018 (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the US Securities and Exchange Commission and the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under Canadian and United States securities legislation is accumulated and communicated to the Company’s management to allow timely decision regarding disclosure.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2018 and December 31, 2017 and for the twelve and eleven months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Management’s Responsibility for Consolidated Financial Statements

The information provided in this report and the accompanying Consolidated Financial Statements of the Company are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with IFRS as issued by the IASB and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2018.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report, which is included with the Company’s annual consolidated financial statements.

Additional Information

Additional information related to the Company is available on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and on the Company’s website www.polymetmining.com.